                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

         Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                         FPA MEDICAL MANAGEMENT, INC.
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                               (Name of Issuer)

                   COMMON STOCK, $0.002 PAR VALUE PER SHARE
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                        (Title of Class of Securities)

                                  302543 10 3
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                                (CUSIP Number)

                               Jeffrey L. Elder
                         Foundation Health Corporation
                                3400 Data Drive
                       Rancho Cordova, California  95670
                                (916) 631-5000
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:
                                Richard S. Grey
                         Pillsbury Madison & Sutro LLP
                                 P.O. Box 7880
                         San Francisco, CA 94120-7880
                                (415) 983-1000

                           May 22, 1997/May 23, 1997
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

                               Page 1 of 3 Pages
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  CUSIP NO. 302543 10 3
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      NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
1     PERSONS:
      Foundation Health Corporation
      I.R.S. I.D. No.: 68-0014772

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4                                                                       OO


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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
 5    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,076,087 (see Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          NONE
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,076,087 (see Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          NONE
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,076,087 (see Item 5)

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                 [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.5% (see Item 5)

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO

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                               Page 2 of 3 Pages

PRELIMINARY NOTE
----------------

     The person filing this Amendment No. 1 is Foundation Health Corporation, a Delaware corporation (the "Company"). This Amendment No. 1 amends a Statement on Schedule 13D filed by the Company on December 19, 1996 (the "Original Statement").

     This Amendment No. 1 relates to the common stock, par value $0.002 per share (the "Common Stock") of FPA Medical Management, Inc., a Delaware corporation (the "Issuer") with its principal executive offices located at 3636 Nobel Drive, Suite 200, San Diego, California 92122.

     Other than as set forth below, to the best knowledge of the Company, there has been no material change in the information set forth in response to Rows 1 through 6, inclusive, 8, 10, 12 and 14 of the Cover Sheet and Items 1 through 4, inclusive, and 6 through 7 of the Original Statement. Accordingly, those items are omitted from this Amendment No. 1.


Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          (a) Based on the Company's recent sale of 3,000,000 shares of common stock of the Issuer, the Company will beneficially own 3.5% of the 30,867,750 issued and outstanding shares of Common Stock as of May 15, 1997, the date of the Issuer's 10-Q.

          (b) The Company will have the sole power to vote or direct the disposition of up to 1,076,087 shares of Common Stock.

          (c) No transactions of Preferred Stock were effected by the Company during the past 60 days or since the most recent filing on Schedule 13D.

          (d) No person other than the Company herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

          (e)  Not applicable.


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 3, 1997


                                  FOUNDATION HEALTH CORPORATION, a Delaware corporation

                                  By:  /s/ Jeffrey L. Elder
                                       --------------------------------------
                                       Name: Jeffrey L. Elder
                                       Its:  Chief Financial Officer

                               Page 3 of 3 Pages